UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483)

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MAY 31st, 2011

DATE, TIME, AND PLACE:

May 31st, 2011, at 12:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absent by justified reasons the Director José Antonio Alvarez Alvarez. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the election Mr. René Luiz Grande as a member of the Company Audit Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, proceeding to the item of the Agenda, the Company´s Board of Directors, unanimously and without any restrictions:

Approved, under article 17, item XXI, of the Company’s Bylaws and favorable recommendation of Appointment and Compensation Committee, the election of Mr. René Luiz Grande, a Brazilian citizen, married, economist, bearer of RG  # 6.309.316-9 SSP/SP, registered with CPF/MF  under # 583.893.348-87, resident and domiciled in Sorocaba – SP, with business address at Av. Presidente Juscelino Kubitschek, # 2235, Vila Olímpia – SP, as a member of the Company Audit Committee, with a term of office until March 18, 2012. The member of the Audit Committee herein elected represented he is not subject to a crime provided for by law impeding him from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolutions # 3041/02 and 3198/04, both of the National Monetary Council, and he will only take the office for which he was elected after approval of his election by the Brazilian Central Bank.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, May 31st, 2011. a) Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 31, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer